February 14, 2020

Tim Weller
Chief Executive Officer
Datto Holding Corp.
101 Merritt 7
Norwalk, CT 06851

       Re: Datto Holding Corp.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 31, 2020
           CIK No. 0001724570

Dear Mr. Weller:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated January 14, 2020.

Amendment No. 1 to Confidential Filing on Form S-1

Prospectus Summary, page 1

1.     We note your revised disclosures on page 92 in response to prior comment
1.
       Please disclose the percentage of annual recurring revenue generated from customers with greater than $100,000 in ARR where you first discuss this metric in the filing.
Use of Proceeds, page 63

2. We note your responses to prior comments 7 and 20 regarding your $600 million Credit
       Agreement that will be repaid, in part, by offering proceeds. While your $600 million
       Credit Agreement was part of an April 2019 refinancing of a prior December 2017 $520 million Term Loan, please clarify whether the initial Term Loan was used by affiliates of
 Tim Weller
Datto Holding Corp.
February 14, 2020
Page 2
         Vista to acquire Datto, Inc. Further, please disclose in this section the role of your underwriters with the current $600 million Credit Agreement. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Metrics, page 75

3. We note your revised disclosures in response to prior comment 9. In an effort to provide support for including monthly contracts in your ARR calculations and to add context to this metric, please disclose the percentage of revenue from monthly contracts that are included in such calculations. Also, disclose the estimated gross dollar retention rate for all contracts along with management's assertions that while you are not able to precisely calculate gross dollar-retention rate solely for monthly subscriptions, you do not believe the attrition for month-to-month subscriptions is materially higher than that of term-based subscriptions. Lastly, please further explain your reference to the net dollar retention rate as support for including monthly contracts in your ARR calculations as this measure does not capture cancellations during the current period for any contracts that were outstanding as of the last day of the prior reporting period.
Components of Results of Operations, page 76

4. Please further explain your statement that device revenue will continue to decrease as a percentage of overall revenue as you continue to shift from selling network devices on a standalone basis to packaging network devices with cloud-based management software and services as part of a recurring subscription. Clarify whether you currently provide, or intend to provide, subscriptions arrangements in which devices are combined with the subscription services. Also, explain whether this impacts your current accounting policies where you state that devices are a separate performance obligation. To the extent, you have arrangements in which the devices and services are considered one performance obligation, please tell us the accounting considered and the amount of revenue recognized from such arrangements for all periods presented.
Business, page 91

5. We note your revised disclosures in response to prior comment 11 as it relates to the
       Autotask acquisition. Please also disclose the terms of the Vista Acquisition and specifically address the consideration transferred and the basis for the significant premium
FirstName LastNameTim Weller
       paid as indicated in your response to prior comment 22. Refer to Item 101(a)(1) of
Comapany NameDatto Holding Corp. for us the consideration paid in this transaction, including
       Regulation S-K. Also, describe
February 14, 2020 of shares issued and how such shares were valued.
       the number Page 2
FirstName LastName
 Tim Weller
FirstName LastNameTim Weller
Datto Holding Corp.
Comapany NameDatto Holding Corp.
February 14, 2020
Page 3
February 14, 2020 Page 3
FirstName LastName
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-
Advisor, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Robert E. Goedert, P.C.